September 26, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Demarest; Kristina Marrone; Isabel Rivera; Mary Beth Breslin

Re:	Springview Holdings Ltd

Registration Statement on Form F-1
File No. 333-278521

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Springview Holdings Ltd that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on Monday, September 30, 2024, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated August 7, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AC Sunshine Securities LLC
As representative of the underwriters

By:	/s/ Ying Cui
Name:	Dr. Ying Cui
Title:	President